EXHIBIT 3.1

FORM OF

CERTIFICATE OF DESIGNATIONS

OF

SERIES B PREFERRED STOCK

OF

CUMULUS MEDIA INC.

Cumulus Media Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”),

DOES HEREBY CERTIFY:

Pursuant to authority conferred upon the Board of Directors of the Company (the “Board of Directors”) under the Third Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on September 16, 2011 (the “Certificate”) and the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors, acting by unanimous written consent dated as of August 6, 2013, adopted the following resolutions, which are in full force and effect and have not been modified, altered or amended, and are not in conflict with any provisions of the Company’s Certificate or its By-Laws, which resolutions provide for the issuance of a series of the Company’s preferred stock and fixes the number, terms, designation, relative rights, preferences and limitations of such stock:

WHEREAS, the Company’s Certificate authorizes 100,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Certificate authorizes the Board of Directors to issue shares of undesignated Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations and restrictions of all shares of such series; and

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of Preferred Stock, set the number of shares constituting such series, and the designation, relative powers, preferences and rights and qualifications, limitations and restrictions of all shares of such series (the “Series B Preferred Stock”).

RESOLVED, that the Board of Directors hereby designates a new series of Preferred Stock, consisting of the number of shares and with the designation, relative powers, preferences and rights and qualifications, limitations and restrictions of all shares of such series, as set forth in the Certificate of Designations for the Series B Preferred Stock on Exhibit A hereto, and the officers of the Company are, and each of them (acting alone) hereby is, authorized and directed to execute such Certificate of Designations in such form; and

FURTHER RESOLVED, that the officers of the Company are, and each of them (acting alone) hereby is, authorized to execute, deliver, file and record the Certificate of Designations with the Secretary of State of the State of Delaware in accordance with Sections 103 and 151(g) and any other applicable provisions of the General Corporation Law of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed in its corporate name this      day of             , 2013.

CUMULUS MEDIA INC.

Name:
Title:

[Certificate of Designations of Series B Preferred Stock]

Exhibit A

Certain terms used herein are defined in Section 13 hereof.

1.	Number and Designation.

One hundred and fifty thousand (150,000) shares of the authorized and unissued Preferred Stock of the Company are hereby designated “Series B Preferred Stock.” The par value of the Series B Preferred Stock shall be $0.01 per share and the liquidation preference shall be $1,000.00 per share. The Company may issue fractional interests in and/or fractional shares of Series B Preferred Stock. Each holder of a fractional interest in and/or a fractional share of Series B Preferred Stock shall be entitled, proportionately, to all the rights, preferences and privileges of the Series B Preferred Stock. At all times, the Company will have sufficient shares authorized and will take all actions necessary to authorize additional shares if required, in each case, to meet its obligations hereunder.

2.	Rank.

(a) The Series B Preferred Stock shall, with respect to dividends, redemption and distributions upon liquidation, winding-up and dissolution of the Company, rank senior to all classes and series of Common Stock of the Company and to each other class and series of Stock hereafter created (other than Senior Stock and Parity Stock) (collectively referred to as “Junior Stock”). The Company may not issue any shares of, or any securities convertible into shares of, any class or series of Stock that ranks on a parity with the Series B Preferred Stock as to dividends, redemption or as to distributions upon liquidation, winding-up and dissolution (collectively referred to as “Parity Stock”), or senior to the Series B Preferred Stock as to dividends, redemption or as to distributions upon liquidation, winding-up and dissolution of the Company (collectively referred to as “Senior Stock”) other than in accordance with Section 4 or Section 6(b). Notwithstanding anything herein to the contrary, the Company’s Series A Preferred Stock shall constitute Parity Stock; provided, however, that on the date of original issuance of the Series B Preferred Stock, the Company shall redeem or otherwise acquire, and immediately retire, all outstanding shares of Series A Preferred Stock, and the Company shall not issue any additional Series A Preferred Stock except in accordance with the provisions hereof.

(b) While any shares of Series B Preferred Stock are outstanding, the Company may not, and shall not permit any of its Subsidiaries to, issue any shares of any class or series of Stock with mandatory redemption rights, and may not redeem, purchase or pay dividends on any shares of any class or series of Stock, other than the Series B Preferred Stock or in accordance with Section 6(b), and any such actions in violation hereof shall be null and void. Notwithstanding the preceding sentence, any Wholly Owned Subsidiary of the Company may make dividends or other distributions in respect of its Stock to the owners thereof.

3.	Issuance.

Series B Preferred Stock shall be issued solely pursuant to the terms of the Investment Agreement at the Closing, and no Series B Preferred Stock shall be issued after the Closing, except as payment-in-kind dividends on outstanding Series B Preferred Stock in accordance with Section 4, or as authorized in accordance with Section 6(b).

4.	Dividends.

(a) The Holders of shares of Series B Preferred Stock shall be entitled to receive, to the fullest extent permitted by law, mandatory and cumulative dividends in an amount per annum equal to the Dividend Rate, calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall begin to accrue and shall accumulate (to the extent not otherwise declared and paid as set forth herein) on each share of Series B Preferred Stock, from, and including, the date of issuance thereof, whether or not declared.

(b) Dividends on each share of Series B Preferred Stock shall accrue on a daily basis from, and including, the original issue date of such share. To the extent any quarterly dividend is not paid in cash or by issuance of additional shares of Series B Preferred Stock as set forth in this Section 4, such dividend amount shall accumulate and compound on a quarterly basis, whether or not the Company has earnings and/or profits, whether or not payment of dividends is then permitted by law, and whether or not declared. For the avoidance of doubt, dividends per share with respect to each Dividend Period shall accrue on the Series B Preferred Stock (i) at the Dividend Rate on (x) the Liquidation Preference per share of Series B Preferred Stock and (y) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series B Preferred Stock, if any; and (ii) from, and including, the first day of such Dividend Period to, and including, the last day of such Dividend Period, and shall be payable on the first Dividend Payment Date occurring after such Dividend Period.

(c) Except as provided in Section 4(d) below, dividends shall be paid in full in cash for each Dividend Period (“Cash Dividends”). Dividends shall be payable quarterly with respect to each Dividend Period in arrears on the first Dividend Payment Date occurring after the last day of such Dividend Period.

(d) The Company will take all actions necessary to ensure that on the applicable date of declaration of each quarterly dividend, the Company has cash on hand available to make the Cash Dividends (after meeting all ordinary course expenses of the Company), including requiring Holdco, to the extent permitted by the Holdco Debt and the Financing Documentation, in each Dividend Period, to make distributions to the Company of not less than the Required Distribution Amount for the relevant Dividend Period. If and to the extent that the Company does not have an amount of (i) cash and cash equivalents on hand, plus (ii) the amount of cash and cash equivalents permitted under the Financing Documentation to be distributed or loaned to the Company from Holdco, in an aggregate amount equal to the sum of (1) the Cash Dividend due (but for this sentence) on a Dividend Payment Date for any Dividend Period and (2) all ordinary course expenses of the Company then due and payable and reasonable reserves therefor, or for any other reason (including, without limitation, because the payment of dividends is prohibited by law) the Company does not pay the entire dividend payable for a particular Dividend Period as a Cash Dividend, then, on the Dividend Payment Date for such Dividend Period (whether or not the payment of dividends is permitted under applicable law or such dividends are declared by the Board of Directors of the Company), such unpaid dividends shall be paid in kind by issuance of additional Series B Preferred Stock (the “PIK Dividends”), to the Holders of the Series B Preferred Stock as of 5:00 p.m., New York City time, on the applicable Dividend Record Date, on the first date on which such PIK Dividends can be paid in accordance with applicable law.

(e) When a dividend or part thereof is paid in additional shares of Series B Preferred Stock, such number of additional shares shall be calculated by dividing the amount of such dividend or part thereof that would otherwise be paid in cash by the Liquidation Preference of a share of Series B Preferred Stock.

(f) The “Dividend Rate” means

(i)	12.0% per annum for the period commencing on, and including, the Closing Date and ending on, and including, September 30, 2014;

(ii)	14.0% per annum for the period commencing on, and including, October 1, 2014 and ending on, and including, March 31, 2015; and

(iii)	17.0% per annum for all periods commencing after March 31, 2015;

provided, however, that if:

(A) the amount of Cash Dividends actually paid in cash on any Dividend Payment Date is less than the full amount of Cash Dividends then due (without regard to the last sentence of Section 4(d)), then (x) commencing on, and including, such Dividend Payment Date, the Dividend Rate shall be increased to an amount equal to the Dividend Rate that would have otherwise applied plus two hundred (200) basis points; and (y) such increased Dividend Rate shall remain in effect until such time as all accrued and unpaid dividends on the Series B Preferred Stock then outstanding (excluding, in the event dividends are paid on a special dividend payment date occurring between two Dividend Payment Dates, dividends that have accrued from, and including, the earlier of such Dividend Payment Dates on the Liquidation Preference of the Series B Preferred Stock outstanding on such special dividend payment date) shall have been paid in full in cash (including by means of redemption of shares of Series B Preferred Stock in an amount equal to the portion of the dividend that was paid in PIK Dividends) (it being understood that a subsequent occurrence of an event set forth in this clause (A) shall then result in an increased Dividend Rate as provided in this clause (A)); or

(B) less than all of the then-outstanding shares of Series B Preferred Stock are redeemed for cash on the Maturity Date (without regard to the proviso to Section 8(c)), then, (x) commencing on, and including, such Maturity Date, the Dividend Rate shall be increased to an amount equal to the Dividend Rate that would have otherwise applied plus three hundred (300) basis points; and (y) such increased Dividend Rate shall remain in effect until such time as all then-outstanding shares of Series B Preferred Stock shall have been so redeemed for cash.

(g) Dividends that are payable on the Series B Preferred Stock on any Dividend Payment Date will be payable to Holders of record as of 5:00 p.m., New York City time, on the applicable record date, which shall be the January 1, April 1, July 1 or October 1 immediately preceding such Dividend Payment Date (each such record date, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. All dividends paid pursuant to this Section 4 shall be paid ratably to the Holders of the Series B Preferred Stock.

(h) The quarterly dividend periods with respect to dividends shall commence on, and include, January 1, April 1, July 1 and October 1 (other than the initial Dividend Period, which shall commence on, and include, the Closing Date) and shall end on, and include, the immediately following March 31, June 30, September 30 and December 31, respectively (each such period, a “Dividend Period”). For purposes hereof, the Dividend Payment Date or Dividend Record Date “relating to” or “for” a Dividend Period means the first Dividend Payment Date or Dividend Record Date, as applicable, occurring after the last day of such Dividend Period.

(i) For purposes of determining whether funds are legally available for any dividends pursuant to this Section 4, the assets of the Company shall, to the fullest extent permitted by law, be valued at the highest amount permissible under applicable law.

5.	Liquidation, Dissolution or Winding Up.

(a) In the event of the liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary (each a “Liquidation Event,” subject to Section 5(c)), the Holders at the time shall be entitled to receive liquidating distributions with respect to each share of Series B Preferred Stock in an amount equal to the Liquidation Preference thereof plus an amount equal to any accrued but unpaid dividends thereon up to and including the date such liquidating distribution is made to the fullest extent permitted by law, before any distribution of assets is made to the holders of the Common Stock or any other Junior Stock. After payment of the full amount of such liquidating distribution, the Series B Preferred Stock shall be deemed retired and Holders shall not be entitled to any further participation in any distribution of assets by the Company.

(b) On the occurrence of a Liquidation Event, the Company shall make a liquidating distribution to the Series B Preferred Stock. In the event the assets of the Company available for distribution to stockholders upon any Liquidation Event shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock and the corresponding amounts payable on any Parity Stock, Holders and the holders of such Parity Stock shall share ratably in any distribution of assets of the Company in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(c) The following shall be regarded as Liquidation Events within the meaning of this Section 5 (without limitation): (i) the sale, lease, exchange, transfer or other disposition (including, without limitation, by merger, consolidation or otherwise but excluding the grant of a mortgage or security interest in connection with indebtedness for borrowed money), in one transaction or a series of transactions, of all or substantially all of the assets of the Company or of its Subsidiaries (on a consolidated basis) (unless the Holders of at least two-thirds of the then-outstanding shares of the Series B Preferred Stock elect not to treat such transaction as a Liquidation Event), (ii) any merger, consolidation or other business combination that results in the holders of the issued and outstanding voting securities of the Company immediately prior to such transaction owning or controlling less than a majority of the voting securities of the continuing or surviving entity immediately following such transaction (unless the Holders of at least two-thirds of the then-outstanding shares of the Series B Preferred Stock elect not to treat such transaction as a Liquidation Event), (iii) the commencement of a voluntary or involuntary case with respect to the Company or one or more of its Subsidiaries holding all or substantially all of the Company’s assets (on a consolidated basis) pursuant to or within the meaning of Title 11 of the United States Code, (iv) the appointment of a custodian for all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (v) a general assignment by the Company for the benefit of its creditors, or (vi) any merger, consolidation or other business combination of the Company with or into another Person that results in the cancellation of any shares of Series B Preferred Stock or that results in the conversion or exchange of any shares of Series B Preferred Stock into or for (1) shares of any other class or series of Stock of the Company, (2) Stock of the Company or any other Person (or the right to receive any such Stock), (3) any property (including, without limitation, cash and the right to receive cash or property) or (4) any combination of the foregoing (unless, in any such case, the Holders of at least two-thirds of the then-outstanding shares of the Series B Preferred Stock elect not to treat such transaction as a Liquidation Event).

(d) To the extent that any liquidating distribution is made in a combination of cash and property other than cash, the liquidating distributions to the Holders of the Series B Preferred Stock shall be made in cash to the maximum extent possible, in preference and priority to the liquidating distribution payable to any other Stock, other than Parity Stock (in which case, such distribution in cash shall be made pro rata) or Senior Stock. Whenever the distribution provided for in this Section 5 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Company.

6.	Voting.

(a) The Holders of Series B Preferred Stock, except as otherwise required under Delaware law or as set forth in this Certificate of Designations, shall not be entitled or permitted to vote such shares of Series B Preferred Stock on any matter required or permitted to be voted upon by the stockholders of the Company.

(b) So long as any shares of Series B Preferred Stock are outstanding, the Company shall not, either directly or indirectly, by amendment, merger, reorganization, reclassification, recapitalization, conversion, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company’s Certificate of Incorporation) the affirmative vote or consent of Holders of at least a majority of the then-outstanding shares of Series B Preferred Stock, given in person or by proxy, either in writing by consent or by resolution adopted at an annual or special meeting, and any act or transaction entered into without such vote or consent shall be void ab initio and of no force and effect:

(i)

(A) amend, alter, add, repeal or delete any provision of this Certificate of Designations, or (B) amend, alter, add, repeal or delete any provision of the Certificate of Incorporation of the Company, in either case, so as to adversely affect the rights, privileges, powers or preferences of the Holders of shares of Series B Preferred Stock, including without limitation to: (I) reduce the Liquidation Preference for or the amount of any dividend or other amount payable on (including upon redemption of) any Series B Preferred Stock, (II) postpone any date fixed in this Certificate of

Designations for the payment of any Liquidation Preference, dividend or other amount payable on, or redemption of, Series B Preferred Stock, or (III) amend Section 14(f) hereof; or

(ii)	amend, alter, add, repeal or delete any provision of the Bylaws of the Company to the extent such amendments, alterations, additions, repeals or deletions would adversely affect the ability of Holdco to pay to the Company the Required Distribution Amount or Net Cash Proceeds or the Company’s ability to pay dividends on or make mandatory redemptions of the Series B Preferred Stock as required pursuant to Section 4 or 8 hereof; or

(iii)	authorize, or create, or increase the authorized amount of, or issue, sell or Transfer, any shares of, or any securities convertible or exchangeable into, or exercisable for shares of, any class or series of the Company’s Stock ranking senior to or pari passu with the Series B Preferred Stock in the payment of dividends, in redemption or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or

(iv)	authorize, issue, sell or Transfer, or change the authorized amount of, any shares of the Series B Preferred Stock (other than in accordance with Section 4 hereof or such increases in the authorized number of shares of Series B Preferred Stock as may be required to issue PIK Dividends);

(v)	reclassify, alter or amend any authorized Parity Stock, Senior Stock or Junior Stock of the Company, if such reclassification, alteration or amendment would render such other security senior to (or, in the case of Junior Stock, pari passu with or senior to) (or, in the case of Senior Stock, senior in additional respects to) the Series B Preferred Stock; or

(vi)

purchase or redeem (or permit any Subsidiary of the Company to purchase or redeem) or pay, declare or set apart for payment any dividend or make any distribution on, any shares of Stock of the Company (or any warrants, rights, calls or options exercisable for or convertible into any Stock of the Company), other than (A) redemptions of or dividends or distributions on the Series B Preferred Stock as expressly authorized herein, (B) dividends or other distributions payable on Junior Stock solely in the form of additional shares of Junior Stock, and (C) the purchase of Common Stock or options for Common Stock from former officers or employees of the Company or its Subsidiaries upon the death, disability or termination of employment of such officer or employee, provided that the amount of payments under this clause (C) after the Closing Date shall not exceed $5,000,000 in the aggregate in any fiscal year of the Company (with any unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum (without giving effect to the following proviso) of $10,000,000 in any fiscal year of the Company; provided, further, that such $10,000,000 amount in any fiscal year may be increased by the Net Cash Proceeds from the sale of Stock of the Company to any employee, member of the board of directors or consultant of the Company; or

(vii)	issue, sell or Transfer, or permit any Subsidiary of the Company to issue, sell or Transfer, any shares of any class or series of Stock with mandatory redemption rights; or

(viii)	take any action or enter into or amend any agreement, or permit Holdco to take any action or enter into or amend any agreement (other than any Holdco Debt agreement, subject to clause (ix) below), that would restrict Holdco’s obligation to pay, distribute or loan to the Company in each Dividend Period, the Required Distribution Amount; or

(ix)	amend the Holdco Debt, or enter into (or permit any Subsidiary of the Company to enter into) any new debt obligations, where the Holdco Debt, as so amended, or such new debt obligations, restrict the Company’s ability to effect the redemptions in Section 8, dividends in Section 4 or liquidating distributions in Section 5 hereof or restrict Holdco’s ability to pay, distribute or loan to the Company the Required Distribution Amount or Net Cash Proceeds (or restrict the ability of any other Subsidiary of the Company to make distributions to Holdco in order to pay, distribute or loan to the Company the Required Distribution Amount or Net Cash Proceeds) in a manner that is more restrictive than the terms of the Holdco Debt as in effect on the Closing Date; or

(x)	amend, or permit Holdco to amend, the Restricted Payment Provisions if such amendment would adversely affect the Required Distribution Amount or Holdco’s ability to pay the Required Distribution Amount or any other payment required to be made to the Holders of Series B Preferred Stock; or

(xi)	engage in any business activities other than (A) ownership of 100% of the Stock and Stock Equivalents of Holdco, (B) paying taxes, holding directors’ and shareholders’ meetings, preparing corporate and similar records and other activities incidental to maintenance of its corporate existence, (C) issuing, selling and redeeming its own Stock and Stock Equivalents, (D) preparing reports to, and preparing and making notices to and filings with, governmental authorities and to its holders of Stock and Stock Equivalents, (E) receiving, and holding the distributions received from Holdco and its Subsidiaries, or from loans or advances from Holdco and its Subsidiaries, and distributing the proceeds thereof as required or permitted by this Certificate of Designations, (F) performance under ordinary course contracts already in the name of the Company as of June 30, 2013 (which shall not thereafter have been amended in a manner that would render them non-ordinary course contracts) or consistent with the obligations of Holdco under the Financing Documentation and maintaining a corporate office and activities related thereto (collectively, the “Permitted Activities”); or

(xii)	incur or assume any debt or obligations (other than under the Financing Documentation or those obligations comprising or directly related to the Permitted Activities (including, without limitation, loans or advances made by Holdco to the Company to pay Cash Dividends or to redeem Series B Preferred Stock)), or guarantee the debt or obligations of any other Person (other than guarantees under the Financing Documentation), unless, in the case of debt for borrowed money, the Net Cash Proceeds thereof are applied to redemptions of Series B Preferred Stock in accordance with Section 8(a) below; or

(xiii)	Transfer (other than any pledge made pursuant to the Financing Documentation) any Stock or Stock Equivalents of Holdco (or permit Holdco to issue any Stock or Stock Equivalents to any Person other than the Company); or

(xiv)	permit any Subsidiary of the Company to (A) amend, alter, add, repeal or delete any provision of its certificate of incorporation, bylaws or equivalent governing documents or (B) authorize, create, issue, sell, Transfer, reclassify, alter or amend any shares of, or any shares or other securities (including, for the avoidance of doubt, Stock Equivalents) convertible or exchangeable into, or exercisable for, shares of, any class or series of Stock, if, in the case of either (A) or (B) above, such action would adversely affect the Company’s ability to effect the redemptions contemplated by Section 8, the payment of dividends contemplated by Section 4, or the payment of liquidating distributions contemplated by Section 5 (including, but not limited to, by restricting or otherwise limiting or conditioning the ability of such Subsidiary to pay dividends or otherwise distribute cash or other property, directly or indirectly through any other Subsidiary of the Company, to the Company); or

(xv)	take any actions intended to circumvent the provisions of this Certificate of Designations.

(c) In any case in which the Holders of Series B Preferred Stock shall be entitled to vote or consent pursuant to this Section 6 or pursuant to Delaware law, each Holder of Series B Preferred Stock entitled to vote or consent with respect to such matter shall be entitled to one vote for each share of Series B Preferred Stock held.

(d) Any action as to which a vote of the Holders of Series B Preferred Stock is required pursuant to the terms of this Certificate of Designations may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Stock of Series B Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series B Preferred Stock entitled to vote thereon were present and voted and shall be delivered to the Company.

7.	Maturity.

The Series B Preferred Stock shall mature on March 24, 2020 (the “Maturity Date”), which date shall, for purposes hereof, be treated as a Redemption Date; provided, however, that, to the extent that not all of the shares of Series B Preferred Stock shall be redeemed on the Maturity Date (whether pursuant to the proviso to the first sentence of Section 8(c) or otherwise), the shares of Series B Preferred Stock no so redeemed shall continue to be outstanding and dividends thereon shall continue to accrue and accumulate until paid.

8.	Mandatory Redemption.

(a) Upon receipt by the Company of Net Cash Proceeds from (i) the issuance by the Company or any of its Subsidiaries of debt for borrowed money (other than the Holdco Debt or debt for borrowed money loaned to the Company by one of its Subsidiaries) or (ii) the issuance by the Company or any of its Subsidiaries of Stock or Stock Equivalents (other than issuances to the Company or a Wholly Owned Subsidiary of the Company), the Company shall redeem, on the applicable Redemption Date (as defined below), for cash, to the fullest extent permitted by law, a number of shares of Series B Preferred Stock equal to the lesser of (x) the total number of shares of Series B Preferred Stock then outstanding and (y) a fraction whose denominator is the Redemption Price applicable on such Redemption Date per share of Series B Preferred Stock and whose numerator is the lesser of (1) an amount equal to 100% of such Net Cash Proceeds and (2) the aggregate Redemption Price of the maximum number of shares (or fractions thereof) of Series B Preferred Stock permitted to be redeemed on the Redemption Date pursuant to applicable law or the Financing Documentation or other debt obligations of the Company’s Subsidiaries (to the extent that the terms thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary); provided, however, that to the extent the aggregate Redemption Price of the shares (or fractions thereof) of Series B Preferred Stock permitted to be redeemed on the applicable Redemption Date pursuant to applicable law, the Financing Documentation and such other debt obligations is less than 100% of such Net Cash Proceeds, the Company shall effect further redemptions of shares (or fractions thereof) of Series B Preferred Stock from time to time thereafter as and when permitted pursuant to applicable law, the Financing Documentation or such other debt obligations (to the extent that the terms thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary) until such time as 100% of such Net Cash Proceeds have been applied to make redemptions of Series B Preferred Stock pursuant hereto. The date of the occurrence of any event described in the preceding clause (a)(i) or (ii) and each subsequent date on which the Company becomes obligated to make a redemption pursuant to the proviso to the preceding sentence is referred to herein as an “Issuance Redemption Trigger Date.” The Company will take all reasonable actions to ensure that Holdco and its Subsidiaries, promptly after the issuance of any Stock or Stock Equivalents, or any incurrence of debt for borrowed money (other than Holdco Debt), make distributions to the Company of not less than the Net Cash Proceeds received by Holdco or such Subsidiary on such issuance or incurrence.

(b) To the extent that, as of any Dividend Record Date (each such date, a “PIK Redemption Trigger Date,” and, together with each Issuance Redemption Trigger Date, each, a “Mandatory Redemption Trigger Date”) the Company has an amount of (i) cash and cash equivalents on hand plus (ii) the amount of cash and cash equivalents permitted under the Financing Documentation to be distributed or loaned to the Company from Holdco, in an aggregate amount in excess of the sum of (1) the Cash Dividend for the Dividend Period relating to such Dividend Record Date and (2) all ordinary course expenses of the Company then due and payable and reasonable reserves for ordinary course expenses (such excess, the “Available Amount”), the Company shall, to the fullest extent permitted by law, redeem, on the applicable Redemption Date, for cash a number of shares of Series B Preferred Stock equal to a fraction whose denominator is the Redemption Price applicable on such Redemption Date per share of Series B Preferred Stock and whose numerator is the lesser of (I) the Available Amount, and (II) an amount equal to the excess of (A) the aggregate Redemption Price that would be payable, on such Redemption Date, to redeem all shares of Series B Preferred Stock issued as PIK Dividends over (B) the aggregate Redemption Price of all shares of Series B Preferred Stock redeemed pursuant to this Section 8(b) prior to such Dividend Record Date.

(c) On the Maturity Date (which, for the avoidance of doubt, shall be deemed to be a Redemption Date pursuant to Section 7), the Company shall redeem all then-outstanding shares of Series B Preferred Stock; provided, however, that to the extent the total number of shares (or fractions thereof) of Series B Preferred Stock permitted to be redeemed on such Maturity Date pursuant to applicable law, the Financing Documentation and other debt obligations of the Company’s Subsidiaries (to the extent that the terms thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary) is less than the total number of shares (or fractions thereof) of Series B Preferred outstanding on the Maturity Date, then the Company shall effect further redemptions of shares (or fractions thereof) of Series B Preferred Stock from time to time thereafter as and when permitted pursuant to applicable law, the Financing Documentation or such other debt obligations (to the extent that the terms thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary) until such time as all the outstanding shares of Series B Preferred Stock shall have been redeemed.

(d) Upon the occurrence of each Mandatory Redemption Trigger Date, cash in an amount equal to the aggregate Redemption Price for all such shares of Series B Preferred Stock to be redeemed as a result of such Mandatory Redemption Trigger Date shall be segregated in a deposit account of the Company created and used solely for such purpose.

9.	Optional Redemption.

(a) The Company shall have the right, but not the obligation, to redeem, to the fullest extent permitted by law, all or any portion of the outstanding Series B Preferred Stock at the Redemption Price for the relevant Redemption Date. The date of any such election is referred to herein as an “Optional Election Date.”

10.	Mechanics of Redemption.

(a) The redemption price per share of Series B Preferred Stock (the “Redemption Price”) to be redeemed on a Redemption Date shall be equal to the sum of (x) the Liquidation Preference per share of Series B Preferred Stock and (y) an amount equal to any accrued but unpaid dividends thereon up to and including such Redemption Date; provided, however, that if such Redemption Date occurs after a Dividend Record Date and on or before the next succeeding Dividend Payment Date and the full amount of the dividends due, as provided herein, on such Dividend Payment Date with respect to such share of Series B Preferred Stock shall have been declared by the Company, then the Redemption Price shall not include such accrued and unpaid dividends and the Holder(s) of such share of Series B Preferred Stock as of as of 5:00 p.m., New York City time, on such Dividend Record Date shall be entitled to receive such dividends on such Dividend Payment Date.

(b) As used herein, “Redemption Date” means (i) with respect to a Mandatory Redemption Trigger Date or Optional Election Date, the date that is ten (10) Business Days after such Mandatory Redemption Trigger Date or Optional Election Date, as applicable; (ii) the Maturity Date; and (iii) each date on which a redemption is to be effected pursuant to the proviso to the first sentence of Section 8(a) or the proviso to the first sentence of Section 8(c).

(c) On each Redemption Date, the shares of Series B Preferred Stock to be redeemed shall become due and payable on such Redemption Date, regardless of whether such shares are surrendered to the Company. The Redemption Price with respect to the shares of Series B Preferred Stock to be redeemed shall be paid on the relevant Redemption Date to the Holder(s) of such shares as of such Redemption Date. If, on any Redemption Date, less than all of the then-outstanding shares of Series B Preferred Stock is to be redeemed, then such redemption shall be effected on a pro rata basis such that the number of shares of Series B Preferred Stock of each Holder to be redeemed on such Redemption Date shall bear the same proportion to the total number of shares of Series B Preferred Stock to be redeemed on such Redemption Date as the total number of shares of Series B Preferred Stock registered in such Holder’s name on such Redemption Date bears to the total number of shares of Series B Preferred Stock outstanding immediately prior to such redemption.

(d) No later than three (3) Business Days after the occurrence of a Mandatory Redemption Trigger Date or Optional Election Date, and no later than three (3) Business Days before the Maturity Date (each such date, the “Redemption Notice Deadline”), the Company shall deliver a notice (a “Redemption Notice”) to each Holder including the following information: (A) that a redemption is to occur on the relevant Redemption Date and the event giving rise thereto, (B) the aggregate number of shares of such Holder to be redeemed, (C) the Redemption Date, (D) the Redemption Price payable with respect to each share of Series B Preferred Stock on the Redemption Date, (E) that any certificates representing shares of Series B Preferred Stock which are to be redeemed must be surrendered at the office of the Company or any registered agent located in the United States selected by the Company therefor together with any written instrument or instructions of transfer or other documents and endorsements reasonably acceptable to the redemption agent or the Company, as applicable (if reasonably required by the redemption agent or the Company, as applicable); provided, that if such certificates are lost, stolen or destroyed, the Company may require an affidavit certifying to such effect and, if requested, an agreement indemnifying the Company from any losses incurred in connection therewith, in each case, in form and substance reasonably satisfactory to the Company, from such Holder; (F) that the Redemption Price with respect to any shares of Series B Preferred Stock to be made on the Redemption Date will be made to the Holder on the Redemption Date to the account specified by such Holder by notice to the Company; and (G) to the extent any shares of Series B Preferred Stock will be redeemed on a date after such Redemption Date pursuant to the proviso to the first sentence of Section 8(a) or the proviso to the first sentence of Section 8(c), a statement to that effect and briefly describing the same. Notice of any redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the Holders of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on the books of the Company.

(e) If a Redemption Notice has been duly given as provided in Section 10(d) and if, on or before the Redemption Date specified in the notice, all funds necessary for the redemption have been irrevocably set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the Holders of the shares so called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, after the Redemption Date, unless the Company defaults in the payment of the Redemption Price, in which case such rights shall continue until the Redemption Price is paid, dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the Holders thereof to receive the amount payable on such redemption, without interest, in each case subject to the proviso to the first sentence of 10(a). Any funds unclaimed at the end of two years from the Redemption Date shall, to the extent permitted by law, be released to the Company, after which time the Holders of the shares so called for redemption shall look only to the Company for payment of the Redemption Price of such shares.

(f) Redemptions may include the redemption of fractional interests in or fractional shares of Series B Preferred Stock. Upon the redemption of any such fractional interests or shares and surrender of the relevant share certificate, a new certificate shall be issued to the relevant Holder evidencing the remaining fractional share outstanding and held by such Holder.

(g) Upon redemption of any shares (or fractions thereof) of Series B Preferred Stock, such shares shall be retired by the Company.

11.	Exchange at the Option of Holders.

(a) Subject to this Section 11, if so elected by written notification to the Company (the “Holdco Sub Notes Notice”) executed by Holders of not less than a simple majority of the then-outstanding shares of the Series B Preferred Stock (“Majority Holders”) received by the Company at any time before the Maturity Date, the Company shall cause all outstanding shares of Series B Preferred Stock to be exchanged for Subordinated Unsecured Notes having an aggregate principal amount equal to the Liquidation Preference of the Series B Preferred Stock to be so exchanged, with each Holder to receive a Subordinated Unsecured Note having an aggregate principal amount equal to the aggregate Liquidation Preference of the number of shares of Series B Preferred Stock owned by such Holder; provided, however, that no such exchange shall occur unless:

(i)	such exchange (and the distribution by Holdco to the Company, for cancellation, of the Series B Preferred Stock so exchanged) does not cause any default or event of default under the terms of the Financing Documentation; and

(ii)	each Holder has provided Holdco customary representations that it (1) acknowledges that it is acquiring the Subordinated Unsecured Notes pursuant to an exemption from registration under the Securities Act with no present intention to distribute any of the Subordinated Unsecured Notes to any Person in violation of the Securities Act, (2) acknowledges that it shall be prohibited from selling or otherwise disposing of any of the Subordinated Unsecured Notes except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (3) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Subordinated Unsecured Notes and of making an informed investment decision and (4) is an “accredited investor” (as that term is defined by Rule 501 under the Securities Act).

(b) As promptly as practicable following receipt by the Company of an Holdco Sub Notes Notice executed by the Majority Holders, the Company shall provide written notice (the “Company Notice”) to each Holder of Series B Preferred Stock that its shares of Series B Preferred Stock are being exchanged for Subordinated Unsecured Notes on the terms set forth in this Section 11 and directing each Holder of Series B Preferred Stock to surrender its shares of Series B Preferred Stock to the Company for exchange (with appropriate endorsements or transfer documents as may be reasonably requested by the Company in the Company Notice) (the date the Company so receives all shares of Series B Preferred Stock together with such endorsements or transfer documents being referred to herein as the “Exchange Date”). On the Exchange Date, the Subordinated Unsecured Notes shall be deemed to be outstanding and registered in the name of the applicable Holders, and interest on such Subordinated Unsecured Notes shall be deemed to begin to accrue from, and including, such Exchange Date. Any unpaid dividends accrued to, but excluding, the Exchange Date on shares of the Series B Preferred Stock deemed to be exchanged for Subordinated Unsecured Notes on the Exchange Date shall be paid on the interest payment date for the Subordinated Unsecured Notes next succeeding the Exchange Date. For the avoidance of doubt, the Subordinated Unsecured Notes Indenture shall provide for payment terms with respect to the Subordinated Unsecured Notes that shall give effect to the two immediately preceding sentences.

(c) The Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of the Subordinated Unsecured Notes issuable upon exchange of Series B Preferred Stock. However, a Holder shall pay any such tax or duty which is due because such Subordinated Unsecured Notes are issued in a name other than such Holder’s name.

(d) Notwithstanding anything herein to the contrary, if the Exchange Date occurs after a Dividend Record Date and on or before the next succeeding Dividend Payment Date, then the dividends otherwise due on the Series B Preferred Stock on such Dividend Payment Date shall not be payable on such Dividend Payment Date (it being understood that unpaid dividends accrued on such shares to such Exchange Date shall be payable, as provided pursuant hereto and the Subordinated Unsecured Note Indenture, on the interest payment date for such Subordinated Unsecured Notes next succeeding such Exchange Date).

(e) Notwithstanding anything to the contrary in this Section 11, if an exchange of shares of the Series B Preferred Stock (or any fraction thereof) for Subordinated Unsecured Notes would be prohibited on the Exchange Date by the terms of the Financing Documentation, then (i) the Company shall notify the Holders of the Series B Preferred Stock that the Company and Holdco cannot effect such an exchange at such time; and (ii) the Company shall notify the Holders of the Series B Preferred Stock that such an exchange would be permitted in the event that such an exchange subsequently becomes permitted pursuant to the terms of the Financing Documentation.

12.	Transfer.

(a) Subject to the transfer restrictions set forth in this Section 12, and subject to the requirement of the Securities Act and the securities laws of any applicable other jurisdiction, the Series B Preferred Stock may be transferred or assigned by the Holder at any time. Transfers and assignments of shares of the Series B Preferred Stock may include assignment or transfer of fractional interests in and fractional shares of Series B Preferred Stock.

(b) Notwithstanding anything herein to the contrary, no Holder of Series B Preferred Stock shall transfer or assign any shares of Series B Preferred Stock to:

(i)	Clear Channel Communications, Inc., a Texas corporation (“Clear Channel”);

(ii)	Entercom Communications Corp., a Pennsylvania corporation (“Entercom”); or

(iii)	any Person that directly controls or is controlled, directly or indirectly, by either Clear Channel or Entercom.

(c) Shares of outstanding Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Company, including pursuant to Sections 8, 9 and 10 above, shall be cancelled and retired.

13.	Certain Definitions.

(a) As used in this Certificate of Designations, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

(i)	“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract or otherwise. Without limitation, any director, executive officer or beneficial owner of five percent (5%) or more of the Stock (either directly or through ownership of Stock Equivalents) of a Person shall for the purposes of this Certificate of Designations, be deemed to control the other Person.

(ii)	“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or obligated to close.

(iii)	“Closing” means the closing of the issuance and sale of the securities contemplated by the Investment Agreement.

(iv)	“Closing Date” means the date of the initial issuance and sale of shares of Series B Preferred stock by the Company pursuant to the Investment Agreement.

(v)	“Dividend Payment Date” means January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2013; provided that, if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be the immediately succeeding Business Day.

(vi)	“Financing Documentation” means the agreements, notes and other documentation governing the terms of the Holdco Debt, as in effect on the Closing Date, together with any amendments, amendments and restatements, replacements, extensions, refinancings or other modifications thereof not prohibited hereunder.

(vii)	“First Lien Credit Agreement” means the First Lien Credit Agreement, dated as of September 16, 2011, as amended and restated as of December 20, 2012, among the Company, Holdco, as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, the other agents party thereto, and Macquarie Capital (USA), Inc., J.P. Morgan Securities LLC, UBS Securities LLC, and RBC Capital Markets as Joint Lead Arrangers and Joint Bookrunners, as amended, modified or supplemented from time to time prior to the Closing Date, and as further amended, modified or supplemented from time to time on or after the Closing Date consistent with the terms thereof and hereof (to the extent that the terms of any such further amendment, modification or supplement were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary).

(viii)	“Holdco” means Cumulus Media Holdings Inc. (f/k/a Cadet Holding Corporation), a Delaware corporation and wholly owned Subsidiary of the Company.

(ix)	“Holdco Debt” means obligations under (A) the First Lien Credit Agreement; (B) the Second Lien Credit Agreement; (C) the Senior Notes and the Senior Notes Indenture; and (D) any amendments, amendments and restatements, extensions, refinancings or other modifications thereof occurring prior to the Closing Date, and any further amendments, amendments and restatements, extensions, refinancings or other modification thereof occurring on or after the Closing Date (to the extent that the terms of any such further amendments, amendments and restatements, extensions, refinancings or other modifications thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary).

(x)	“Holder” means any Person in whose name any shares of the Series B Preferred Stock are registered, which may be treated by the Company as the absolute owner of such shares of Series B Preferred Stock for the purpose of making payment and for all other purposes.

(xi)	“Investment Agreement” means the Investment Agreement, dated August 6, 2013, among the Company and the Purchasers party thereto.

(xii)	“Liquidation Event” has the meaning set forth in Section 5(a).

(xiii)	“Liquidation Preference” means, as to the Series B Preferred Stock, One Thousand Dollars ($1,000.00) per share.

(xiv)	“Net Cash Proceeds” means, in respect of any issuance of debt or equity, (i) the amount of cash proceeds (including cash proceeds as and when received in respect of non-cash proceeds received or receivable in connection with such issuance), net of underwriting discounts and reasonable out-of-pocket costs and expenses paid or incurred in connection therewith in favor of any Person not an Affiliate of the Company less (ii) in the case of any issuance of debt, the amount of any such cash proceeds (calculated pursuant to the preceding clause (i)) applied within 90 days of the receipt thereof to fund ordinary course working capital requirements of the Company or its Subsidiaries, to retire Holdco Debt or to consummate an acquisition or an investment by a Subsidiary of the Company not prohibited by the Financing Documentation.

(xv)	“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

(xvi)	“Required Distribution Amount” means, for each Dividend Period, the lesser of (i) the maximum cash amount permitted to be paid by Holdco to the Company under the Holdco Debt without resulting in a default or event of default under the Financing Documentation, and (ii) the amount required to pay the Company’s ordinary course expenses for such Dividend Period plus the Cash Dividend for such Dividend Period.

(xvii)	“Restricted Payment Provisions” means (A) Section 8.8 of the First Lien Credit Agreement; (B) Section 8.8 of the Second Lien Credit Agreement; (C) Section 3.3 of the Senior Notes Indenture; and (D) corresponding provisions under amendments, amendments and restatements, replacements, extensions, refinancings or other modifications thereof (to the extent that the terms thereof were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary).

(xviii)	“Second Lien Credit Agreement” means the Second Lien Credit Agreement, dated as of September 16, 2011, among the Company, Holdco, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as second lien administrative agent thereunder, and the other agents party thereto, as amended, modified or supplemented from time to time prior to the Closing Date, and as further amended, modified or supplemented on or after the Closing Date consistent with the terms thereof and hereof (to the extent that the terms of such further amendment, modification or supplement were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary).

(xix)	“Securities Act” means the Securities Act of 1933, as amended.

(xx)	“Senior Notes” means the senior notes issued under and as defined in the Senior Notes Indenture.

(xxi)	“Senior Notes Indenture” the Indenture, dated as of May 13, 2011, among the Company, Holdco and the other Subsidiaries of the Company party thereto, and U.S. Bank National Association, as trustee, as amended, modified or supplemented from time to time prior to the Closing Date, and as further amended, modified or supplemented from time to time on or after the Closing Date consistent with the terms thereof and hereof (to the extent that the terms of such further amendment, modification or supplement were approved by the Holders of Series B Preferred Stock pursuant to Section 6(b) above, if necessary).

(xxii)	“Stock” means all shares of capital stock (whether denominated as common stock, preferred stock or other stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.

(xxiii)	“Stock Equivalents” means all securities convertible into or exchangeable for Stock or any other Stock Equivalent and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Stock or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable.

(xxiv)	“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

(xxv)	“Transfer” means a sale, assignment, conveyance, license, transfer or other disposition to, or any exchange with, any Person, in one transaction or a series of transactions.

(xxvi)	“Subordinated Unsecured Note” means a “Note” as defined in, and issued pursuant to, the Subordinated Unsecured Note Indenture.

(xxvii)	“Subordinated Unsecured Note Indenture” means an indenture to be executed by Holdco and a trustee thereto (which trustee shall satisfy the requirements set forth in Section 310 of the Trust Indenture Act of 1939, as amended, and the rules thereunder, applicable to a person to be a trustee under an indenture to be qualified under such Act), which indenture shall be in the form set forth in Annex A to the Investment Agreement.

(xxviii)	“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Stock of which is owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

(b) Capitalized terms used but not defined herein shall have the meanings given to such terms in the Certificate of Incorporation.

14.	Miscellaneous.

(a) Share Certificates. If any certificates representing Series B Preferred Stock shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the lost, stolen or destroyed certificate, a new Series B Preferred Stock certificate of like tenor and representing an equivalent number of Series B Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such certificate and indemnity by the Holder thereof, if requested, reasonably satisfactory to the Company.

(b) Severability. If any right, preference, power or limitation of the Series B Preferred Stock set forth in this Certificate of Designations is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences, powers and limitations set forth in this Certificate of Designations which can be given effect without the invalid, unlawful or unenforceable right, preference, power or limitation shall, nevertheless, remain in full force and effect, and no right, preference, power or limitation herein set forth shall be deemed dependent upon any other such right, preference, power or limitation unless so expressed herein.

(c) Headings. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d) Notices. Except as otherwise expressly provided in Section 10(d), all notices or communications in respect of Series B Preferred Stock shall be in writing and shall be deemed delivered (a) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, (c) on the date of delivery if delivered personally, or (d) if by facsimile, upon written confirmation of receipt by facsimile.

(e) Other Rights. The shares of Series B Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law and regulation.

(f) Waivers. Any term or provision of this Certificate of Designations may be waived, with the written consent of the Company and the vote or written consent of holders of a majority of the shares of Series B Preferred Stock at the time outstanding (other than any shares of Series B Preferred Stock held by the Company or any of its Affiliates); provided, however, that, without the consent of the Holders of all Series B Preferred Stock directly affected thereby, no such waiver shall (i) reduce the Liquidation Preference for or the amount of any dividend or other amount payable on or redemption of any Series B Preferred Stock, or (ii) postpone any date fixed in this Certificate of Designations for the payment of any Liquidation Preference, dividend or other amount payable on or redemption of Series B Preferred Stock. Any such waiver shall be binding upon all holders of outstanding shares of Series B Preferred Stock (other than as set forth in the proviso to the immediately preceding sentence).